

Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-211718

The information in this pricing supplement is not complete and may be changed. This pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated February 8, 2017.

Pricing Supplement dated February , 2017 to the
Product Prospectus Supplement MLN-EI-1 dated June 30, 2016 and
Prospectus Dated June 30, 2016

The Toronto-Dominion Bank

$●

Market Linked Securities – Leveraged Upside Participation to a Cap and Fixed Percentage Buffered Downside Principal at Risk Securities Linked to the Russell 2000® Index due March 2, 2021

The Toronto-Dominion Bank ("TD" or "we") is offering the Principal at Risk Securities (the "Securities") linked to the Russell 2000® Index (the "Reference Asset") described below.

The Securities provide a 130% leveraged positive return if the level of the Reference Asset increases from the Initial Level to the Final Level, subject to the Maximum Redemption Amount. Investors will lose 1% of the Principal Amount for each 1% decrease from the Initial Level to the Final Level of more than 15% and may lose up to 85% of the Principal Amount. **Any payments on the Securities are subject to our credit risk.**

The Securities are unsecured and are not savings accounts or insured deposits of a bank. The Securities are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality of Canada or the United States.

The Securities will not be listed on any securities exchange.

The Payment at Maturity will be greater than the Principal Amount only if the Percentage Change is greater than zero. The Securities do not guarantee the return of the Principal Amount and investors may lose up to 85% of their investment in the Securities.

The Securities have complex features and investing in the Securities involves a number of risks. See "Additional Risk Factors" on page P-6 of this pricing supplement, "Additional Risk Factors Specific to the Notes" beginning on page PS-5 of the product prospectus supplement MLN-EI-1 dated June 30, 2016 (the "product prospectus supplement") and "Risk Factors" on page 1 of the prospectus dated June 30, 2016 (the "prospectus").

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement, the product prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We will deliver the Securities in book-entry only form through the facilities of The Depository Trust Company on or about March 2, 2017, against payment in immediately available funds.

The estimated value of the Securities on the Pricing Date is expected to be between $932.20 and $957.90 per Security, as discussed further under "Additional Risk Factors — Estimated Value" beginning on page P-8 and "Additional Information Regarding Our Estimated Value of the Securities" beginning on P-20, respectively. The estimated value is expected to be less than the public offering price of the Securities.

	Public Offering Price[1]	**Underwriting Discount[2]**	**Proceeds to TD**
Per Security	$1,000.00	$40.00	$960.00
Total	$	$	$

[1] Certain dealers who purchase the Securities for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The price for investors purchasing the Securities in these accounts may be as low as $960.00 (96.00%) per Security.

[2] The Agents may receive a commission of up to $40.00 (4.00%) per Security and may use a portion of that commission to allow selling concessions to other dealers in connection with the distribution of the Securities, or will offer the Securities directly to investors. The Agents may resell the Securities to other securities dealers at the Principal Amount less a concession not in excess of $22.50 per Security. Such securities dealers may include Wells Fargo Advisors ("WFA", the trade name of the retail brokerage business of Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC), an affiliate of Wells Fargo Securities, LLC ("Wells Fargo Securities"). The other dealers may forgo, in their sole discretion, some or all of their selling concessions. In addition to the selling concession allowed to WFA, Wells Fargo Securities will pay $0.75 per Security of the underwriting discount to WFA as a distribution expense fee for each Security sold by WFA. TD will reimburse TD Securities (USA) LLC ("TDS") for certain expenses in connection with its role in the offer and sale of the Securities, and TD will pay TDS a fee in connection with its role in the offer and sale of the Securities. See "Supplemental Plan of Distribution (Conflicts of Interest) –Selling Restrictions" on page P-19 of this pricing supplement.

TD SECURITIES (USA) LLC WELLS FARGO SECURITIES, LLC

Summary

The information in this "Summary" section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement and the prospectus.

Issuer:	The Toronto-Dominion Bank
Issue:	Senior Debt Securities
Type of Security:	Market Linked Securities – Leveraged Upside Participation to a Cap and Fixed Percentage Buffered Downside
Term:	Approximately 4 years
Reference Asset:	Russell 2000® Index (Bloomberg Ticker: RTY)
CUSIP / ISIN:	89114QZG6 / US89114QZG62
Agents:	TDS and Wells Fargo Securities. The Agents may receive a commission of up to $40.00 and may resell the Securities to other securities dealers, including securities dealers acting as custodians, at the Principal Amount less a concession of not in excess of $22.50 per Security. Such securities dealers may include WFA, an affiliate of Wells Fargo Securities. In addition to the concession allowed to WFA, Wells Fargo Securities will pay $0.75 per Security of the underwriting discount to WFA as a distribution expense fee for each Security sold by WFA.
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof.
Principal Amount:	$1,000 per Security
Pricing Date:	February 27, 2017
Issue Date:	March 2, 2017
Valuation Date:	February 23, 2021, subject to postponement for market disruption events and non-trading days, as described under "General Terms of the Notes – Market Disruption Events" in the product prospectus supplement.
Maturity Date:	March 2, 2021, subject to postponement for market disruption events and non-trading days, as described under "General Terms of the Notes– Market Disruption Events" in the product prospectus supplement.
Payment at Maturity:	If the Percentage Change is **positive**, then the investor will receive an amount per Security equal to the lesser of: (i) Principal Amount + (Principal Amount x Percentage Change x Leverage Factor); and (ii) the Maximum Redemption Amount. If the Percentage Change is **less than or equal to 0% but greater than or equal to -15%**, then the investor will receive only the Principal Amount. If the Percentage Change is **less than -15%**, then the investor will receive less than the Principal Amount, calculated using the following formula: Principal Amount + [Principal Amount x (Percentage Change + Buffer Percentage)] **If the Final Level is less than Buffer Level, the investor will receive less, and possibly 85% less, than the Principal Amount at maturity.**
Leverage Factor:	130%
Maximum Redemption Amount:	The Maximum Redemption Amount will be determined on the Pricing Date and will be within the range of 137.00% to 142.00% of the Principal Amount (or $1,370.00 to $1,420.00 per Security). As a result, the maximum return on the Securities will be 37.00% to 42.00% of the Principal Amount (assuming a public offering price of $1,000 per Security).

Buffer Percentage:	15%
Buffer Level:	85% of the Initial Level
Percentage Change:	(Final Level – Initial Level) / Initial Level, expressed as a percentage
Initial Level:	The closing level of the Reference Asset on the Pricing Date
Final Level:	The closing level of the Reference Asset on the Valuation Date
Closing Level of the Reference Asset:	The closing level of the Reference Asset will be the official closing level of the Reference Asset or any successor index (as defined in the accompanying product prospectus supplement) published by the Index Sponsor (as defined in the accompanying product prospectus supplement) on any Trading day for the Reference Asset.
Business Day:	Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in New York City or Toronto.
U.S. Tax Treatment:	By purchasing a Security, each holder agrees, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize the Securities, for U.S. federal income tax purposes, as pre-paid derivative contracts with respect to the Reference Asset. Based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Cadwalader, Wickersham & Taft LLP, it is reasonable to treat the Securities in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Securities, it is possible that your Securities could alternatively be treated for tax purposes as a single contingent payment debt instrument, or pursuant to some other characterization and the timing and character of your income from the Securities could differ materially from the treatment described above, as described further under "Supplemental Discussion of U.S. Federal Income Tax Consequences".
Canadian Tax Treatment:	Please see the discussion in the product prospectus supplement under "Supplemental Discussion of Canadian Tax Consequences," which applies to the Securities.
Calculation Agent:	TD
Listing:	The Securities will not be listed on any securities exchange.
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg, as described under "Forms of the Debt Securities" and "Book-Entry Procedures and Settlement" in the prospectus).

The Pricing Date, the Issue Date, the Valuation Date and the Maturity Date are subject to change. These dates will be set forth in the final pricing supplement that will be made available in connection with sales of the Securities.

Investor Considerations

We have designed the Securities for investors who:

- seek 130% exposure to the upside performance of the Reference Asset if the Final Level is greater than the Initial Level, subject to the Maximum Redemption Amount of 137.00% to 142.00% (to be determined on the Pricing Date) of the Principal Amount, assuming a public offering price of $1,000 per Security;

- desire to limit downside exposure to the Reference Asset through the Buffer Percentage;

- understand that if the Final Level is less than the Initial Level by more than the Buffer Percentage, they will receive less, and possibly 85% less, than the Principal Amount at maturity;

- are willing to forgo interest payments on the Securities and dividends on securities comprising the Reference Asset (the "Reference Asset Constituents");

- are willing to accept the credit risk of TD to obtain exposure to the Reference Asset generally and the Reference Asset Constituents specifically;

- are willing to hold the Securities until maturity.

The Securities are not designed for, and may not be a suitable investment for, investors who:

- seek a liquid investment or are unable or unwilling to hold the Securities to maturity;

- are unwilling to accept the risk that the Final Level of the Reference Asset may decrease by more than the Buffer Percentage from the Initial Level;

- seek uncapped exposure to the upside performance of the Reference Asset;

- seek full return of the Principal Amount at maturity;

- are unwilling to purchase securities with an estimated value as of the Pricing Date that is lower than the public offering price and that may be as low as the lower estimated value set forth on the cover page;

- seek current income;

- are unwilling to accept the risk of exposure to the small capitalization segment of the U.S. equity market;

- seek exposure to the Reference Asset but are unwilling to accept the risk/return trade-offs inherent in the Payment at Maturity for the Securities;

- are unwilling to accept the credit risk of TD to obtain exposure to the Reference Asset generally or the Reference Asset Constituents specifically; or

- prefer the lower risk of fixed income investments with comparable maturities issued by companies with comparable credit ratings.

Additional Terms of Your Securities

You should read this pricing supplement together with the prospectus, as supplemented by the product prospectus supplement, relating to our Senior Debt Securities, of which these Securities are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict the following hierarchy will govern: first, this pricing supplement; second, the product prospectus supplement; and last, the prospectus. ***The Securities vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.***

This pricing supplement, together with the documents listed below, contains the terms of the Securities and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Additional Risk Factors" on page P-6 of this pricing supplement, "Additional Risk Factors Specific to the Notes" beginning on page PS-5 of the product prospectus supplement and "Risk Factors" on page 1 of the prospectus, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities. You may access these documents on the Securities and Exchange Commission (the "SEC") website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

- Prospectus dated June 30, 2016:
  https://www.sec.gov/Archives/edgar/data/947263/000119312516638441/d162493d424b3.htm

- Product Prospectus Supplement MLN-EI-1 dated June 30, 2016:
  https://www.sec.gov/Archives/edgar/data/947263/000089109216015847/e70323_424b2.htm

Our Central Index Key, or CIK, on the SEC website is 0000947263. As used in this pricing supplement, the "Bank," "we," "us," or "our" refers to The Toronto-Dominion Bank and its subsidiaries. Alternatively, The Toronto-Dominion Bank, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement and the prospectus if you so request by calling 1-855-303-3234.

Additional Risk Factors

The Securities involve risks not associated with an investment in conventional debt securities. This section describes the most significant risks relating to the terms of the Securities. For additional information as to these risks, please see "Additional Risk Factors Specific to the Notes" in the product prospectus supplement and "Risk Factors" in the prospectus.

You should carefully consider whether the Securities are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their investment, legal, tax, accounting and other advisors as to the risks entailed by an investment in the Securities and the suitability of the Securities in light of their particular circumstances.

Principal at Risk.

Investors in the Securities could lose a substantial portion of their Principal Amount if there is a decline in the level of the Reference Asset by more than the Buffer Percentage. You will lose 1% of the Principal Amount of your Securities for each 1% that the Final Level is less than the Initial Level by more than the Buffer Percentage and you may lose up to 85% of your Principal Amount.

The Securities Do Not Pay Interest and Your Return on the Securities May Be Lower Than the Return on a Conventional Debt Security of Comparable Maturity.

There will be no periodic interest payments on the Securities as there would be on a conventional fixed-rate or floating-rate debt security having the same term. The return that you will receive on the Securities, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of TD.

Your Potential Return on the Securities Will Be Limited by the Maximum Redemption Amount and May Be Less Than the Return on a Hypothetical Direct Investment In the Reference Asset.

The opportunity to participate in the possible increases in the Percentage Change of the Reference Asset through an investment in the Securities will be limited because the Payment at Maturity will not exceed the Maximum Redemption Amount. Furthermore, the effect of the Leverage Factor will not be taken into account for any Percentage Change that, when multiplied by the Leverage Factor, exceeds the maximum return on the Securities (37.00% to 42.00% of the Principal Amount) regardless of how much the Reference Asset has appreciated. Accordingly, your return on the Securities may be less than your return would be if you made a hypothetical investment in a security directly linked to the performance of the Reference Asset or made a hypothetical investment in the Reference Asset, or the Reference Asset Constituents.

Investors Are Subject to TD's Credit Risk, and TD's Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Securities.

Although the return on the Securities will be based on the performance of the Reference Asset, the payment of any amount due on the Securities is subject to TD's credit risk. The Securities are TD's senior unsecured debt obligations. Investors are dependent on TD's ability to pay all amounts due on the Securities on the Maturity Date and, therefore, investors are subject to the credit risk of TD and to changes in the market's view of TD's creditworthiness. Any decrease in TD's credit ratings or increase in the credit spreads charged by the market for taking TD's credit risk is likely to adversely affect the market value of the Securities.

The Agent Discount, Offering Expenses and Certain Hedging Costs Are Likely to Adversely Affect Secondary Market Prices.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the Securities will likely be lower than the public offering price. The public offering price includes, and any price quoted to you is likely to exclude, the underwriting discount paid in connection with the initial distribution, offering expenses as well as the cost of hedging our obligations under the Securities. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction. In addition, because an affiliate of Wells Fargo Securities is to conduct hedging activities for us in connection with the Securities, that affiliate may profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the dealer receives for the sale of the Securities to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the dealer to sell the Securities to you in addition to the compensation they would receive for the sale of the Securities.

There May Not Be an Active Trading Market for the Securities — Sales in the Secondary Market May Result in Significant Losses.

There may be little or no secondary market for the Securities. The Securities will not be listed on any securities exchange. The Agents and their respective affiliates may make a market for the Securities; however, they are not required to do so. The Agents and their respective affiliates may stop any market-making activities at any time. Even if a secondary market for the Securities develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your Securities in any secondary market could be substantial.

If you sell your Securities before the Maturity Date, you may have to do so at a substantial discount from the public offering price irrespective of the level of the Reference Asset, and as a result, you may suffer substantial losses.

If the Level of the Reference Asset Changes, the Market Value of Your Securities May Not Change in the Same Manner.

Your Securities may trade quite differently from the performance of the Reference Asset. Changes in the level of the Reference Asset may not result in a comparable change in the market value of your Securities. Even if the level of the Reference Asset increases above its respective Initial Level during the life of the Securities, the market value of your Securities may not increase by the same amount and could decline.

The Payment at Maturity Is Not Linked to the Level of the Reference Asset at Any Time Other than the Valuation Date.

The Final Level will be based on the closing level of the Reference Asset on the Valuation Date (subject to adjustment as described elsewhere in this pricing supplement). Therefore, if the closing level of the Reference Asset dropped precipitously on the Valuation Date, the Payment at Maturity for your Securities may be significantly less than it would have been had the Payment at Maturity been linked to the closing level of the Reference Asset prior to such drop in the level of the Reference Asset. Although the actual level of the Reference Asset on the Maturity Date or at other times during the life of your Securities may be higher than their prices on the Valuation Date, you will not benefit from the closing level of the Reference Asset at any time other than the closing prices on the Valuation Date.

You Will Not Have Any Rights to the Reference Asset Constituents and the Reference Asset only Reflects Price Return.

As a holder of the Securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Reference Asset Constituents would have. The Reference Asset measures price return only and is not a total return index or strategy, meaning the Final Level will not reflect any dividends paid on the Reference Asset Constituents.

An Investment in the Securities is Subject to Risks Associated with Investing in Stocks with a Small Market Capitalization.

The Reference Asset represents stocks issued by companies with relatively small market capitalizations. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies. As a result, the level of the Reference Asset may be more volatile than that of a market measure that does not track solely small-capitalization stocks. Stock prices of small-capitalization companies are also generally more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, and be less attractive to many investors if they do not pay dividends. In addition, small capitalization companies are typically less well-established and less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of those individuals. Small capitalization companies tend to have lower revenues, less diverse product lines, smaller shares of their target markets, fewer financial resources and fewer competitive strengths than large-capitalization companies. These companies may also be more susceptible to adverse developments related to their products or services.

The Market Value of Your Securities May Be Influenced by Many Unpredictable Factors.

When we refer to the market value of your Securities, we mean the value that you could receive for your Securities if you choose to sell them in the open market before the Maturity Date. A number of factors, many of which are beyond our control, will influence the market value of your Securities, including:

- the level of the Reference Asset

- the volatility – i.e., the frequency and magnitude of changes – in the level of the Reference Asset;

- the dividend rates, if applicable, of the Reference Asset Constituents

- economic, financial, regulatory and political, military or other events that may affect the levels of the Reference Asset;

- interest rates in the market;

- the time remaining until your Securities mature;

- our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors will influence the price you will receive if you sell your Securities before maturity, including the price you may receive for your Securities in any market-making transaction.

Past Reference Asset Performance is No Guide to Future Performance.

The actual performance of the Reference Asset over the life of the Securities, as well as the Payment at Maturity, may bear little relation to the historical closing levels of the Reference Asset or to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Reference Asset.

There Are Potential Conflicts of Interest Between You and the Calculation Agent.

The Calculation Agent will, among other things, determine the amount of your payment on the Securities. We will serve as the Calculation Agent and may appoint a different Calculation Agent after the Issue Date without notice to you. The Calculation Agent will

TD SECURITIES (USA) LLC   WELLS FARGO SECURITIES, LLC

exercise its judgment when performing its functions and may take into consideration our ability to unwind any related hedges. For example, the Calculation Agent may have to determine whether a market disruption event affecting the Reference Asset has occurred. This determination may, in turn, depend on the Calculation Agent's judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. Since this determination by the Calculation Agent will affect the payment on the Securities, the Calculation Agent may have a conflict of interest if it needs to make a determination of this kind. For additional information as to the Calculation Agent's role, see "General Terms of the Notes—Role of Calculation Agent" in the product prospectus supplement.

We Have No Affiliation with the Index Sponsor and Will Not Be Responsible for Any Actions Taken by the Index Sponsor.

The Frank Russell Company (the "Index Sponsor") is not an affiliate of ours or will be involved in any offerings of the Securities in any way. Consequently, we have no control of any actions of the Index Sponsor, including any actions of the type that would require the Calculation Agent to adjust the payment to you at maturity. The Index Sponsor does not have any obligation of any sort with respect to the Securities. Thus, the Index Sponsor has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the Securities. None of our proceeds from any issuance of the Securities will be delivered to the Index Sponsor, except to the extent that we are required to pay the Index Sponsor licensing fees with respect to the Reference Asset.

The Business Activities of the Issuer or its Affiliates May Create Conflicts of Interest.

We and our affiliates expect to engage in trading activities related to the Reference Asset or any Reference Asset Constituents that are not for the account of holders of the Securities or on their behalf. These trading activities may present a conflict between the holders' interests in the Securities and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the level of the Reference Asset, could be adverse to the interests of the holders of the Securities. We and one or more of our affiliates may, at present or in the future, engage in business with the issuers of the Reference Asset Constituents, including making loans to or providing advisory services. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates' obligations and your interests as a holder of the Securities. Moreover, we. and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Asset and/or any Reference Asset Constituents. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Securities. Any of these activities by us or one or more of our affiliates may affect the level of the Reference Asset, and, therefore, the market value of the Securities.

Hedging Activities May Adversely Affect the Market Value of the Securities.

We and any third party with whom we may enter into hedging arrangements with respect to the Securities may hedge by purchasing securities, futures, options or other derivative instruments with returns linked or related to changes in the price of the Reference Asset, and may adjust these hedges by, among other things, purchasing or selling securities, futures, options or other derivative instruments at any time. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the Securities declines. We or these third parties may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the price of the Reference Asset.

These trading activities may present a conflict between the holders' interest in the Securities and the interests we and our affiliates will have in our or their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our or their customers' accounts and in accounts under our or their management. These trading activities could be adverse to the interests of the holders of the Securities.

Estimated Value

The Estimated Value of Your Securities Is Expected to Be Lower Than the Public Offering Price of Your Securities.

The estimated value of your Securities on the Pricing Date is expected to be lower, and may be significantly lower, than the public offering price of your Securities. The difference between the public offering price of your Securities and the estimated value of the Securities is expected as a result of certain factors, such as any sales commissions expected to be paid to the Agents or their affiliates, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring and hedging the Securities, the estimated cost which we may incur in hedging our obligations under the Securities, and estimated development and other costs which we may incur in connection with the Securities. The estimated value also factors in an estimate of the difference between the amounts we pay and receive in a hedging transaction with an affiliate of WFS in connection with your Securities.

The Estimated Value of Your Securities Is Based on Our Internal Funding Rate.

The estimated value of your Securities on the Pricing Date is based on a number of variables, including our internal funding rates. Our internal funding rates may differ from the levels at which our benchmark debt securities trade in the secondary market, and at times the internal funding rates we use in calculating the estimated value of your Securities may be lower. As a result of this difference, the estimated value may be higher than it would have been if it were calculated by reference to the levels at which our benchmark debt securities trade in the secondary market, since it is not based on those levels.

The Estimated Value of the Securities Is Based on Our Internal Pricing Models; These May Prove to Be Inaccurate and May Be Different from the Pricing Models of Other Financial Institutions.

The estimated value of your Securities on the Pricing Date is based on our internal pricing models. Our pricing models take into account a number of variables and are based on a number of subjective assumptions, which are not evaluated or verified on an independent basis and may or may not materialize. Further, our pricing models may be different from other financial institutions' pricing models and the methodologies used to estimate the value of the Securities may not be consistent with those of other financial institutions that may be purchasers or sellers of Securities in the secondary market. As a result, the secondary market price of your Securities may be materially different from the estimated value of the Securities determined by reference to our pricing models.

The Estimated Value of Your Securities Is Not a Prediction of the Prices at Which You May Sell Your Securities in the Secondary Market, if Any, and Such Secondary Market Prices, if Any, Will Likely Be Lower Than the Public Offering Price of Your Securities and May Be Lower Than the Estimated Value of Your Securities.

The estimated value of the Securities will not be a prediction of the prices at which the Agents, other affiliates of ours or third parties may be willing to purchase the Securities from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Securities in the secondary market at any time may be based on pricing models that differ from our pricing models and will be influenced by many factors that cannot be predicted, such as market conditions and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Securities. Further, as secondary market prices of your Securities take into account the levels at which our debt securities trade in the secondary market and do not take into account our various costs related to the Securities such as fees, commissions, discounts, and the costs of hedging our obligations under the Securities, secondary market prices of your Securities will likely be lower than the public offering price of your Securities. As a result, the price at which the Agents, other affiliates of ours or third parties may be willing to purchase the Securities from you in secondary market transactions, if any, will likely be lower than the price you paid for your Securities, and any sale prior to the Maturity Date could result in a substantial loss to you.

The Temporary Price at Which We May Initially Buy the Securities in the Secondary Market May Not Be Indicative of Future Prices of Your Securities.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which the Agents may initially buy or sell the Securities in the secondary market (if the Agents make a market in the Securities, which they are not obligated to do) may exceed our estimated value of the Securities on the Pricing Date, as well as the secondary market value of the Securities, for a temporary period after the initial issue date of the Securities, as discussed further under "Additional Information Regarding Our Estimated Value of the Securities". The price at which the Agents may initially buy or sell the Securities in the secondary market may not be indicative of future prices of your Securities.

The Valuation Date and Therefore the Maturity Date May be Postponed In the Case of a Market Disruption Event.

The Valuation Date and therefore the Maturity Date may be postponed in the case of a Market Disruption Event as described herein and in the product prospectus supplement. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see "General Terms of the Notes—Market Disruption Events" in the product prospectus supplement and "Summary" above.

Significant Aspects of the Tax Treatment of the Securities Are Uncertain.

Significant aspects of the U.S. tax treatment of the Securities are uncertain. You should consult your tax advisor about your own tax situation and should read carefully the section entitled "Supplemental Discussion of U.S. Federal Income Tax Consequences" below.

For a more complete discussion of the Canadian federal income tax consequences of investing in the Securities, please see the discussion in the product prospectus supplement under "Supplemental Discussion of Canadian Tax Consequences."

If you are not a Non-resident Holder (as that term is defined in the prospectus) for Canadian federal income tax purposes or if you acquire the Securities in the secondary market, you should consult your tax advisors as to the consequences of acquiring, holding and disposing of the Securities and receiving the payments that might be due under the Securities.

Hypothetical Returns

The examples, table and graph set out below are included for illustration purposes only. The **hypothetical** Percentage Changes of the Reference Asset used to illustrate the calculation of the Payment at Maturity (rounded to two decimal places) are not estimates or forecasts of the Final Level or the level of the Reference Asset on any trading day prior to the Maturity Date throughout the term of the Securities. All examples, the table and the graph are based on a hypothetical Initial Level of 1,350, assume a Buffer Percentage of 15% (the Buffer Level is 85% of the Initial Level), a Leverage Factor of 130%, a Maximum Redemption Amount of 139.50% of the Principal Amount (the midpoint of the Maximum Redemption Amount range of 137.00% to 142.00%), that a holder purchased Securities with an aggregate Principal Amount and public offering price of $1,000 and that no market disruption event occurs on the Valuation Date.

Example 1—   Calculation of the Payment at Maturity where the Percentage Change is positive and the Payment at Maturity is less than the Maximum Redemption Amount.

Percentage Change: 10%

Payment at Maturity: $1,000 + ($1,000 x 10% x 130%) = $1,000 + $130 = $1,130.00

On a $1,000 investment, a 10% Percentage Change results in a Payment at Maturity of $1,130.00, a 13.00% return on the Securities.

Example 2—   Calculation of the Payment at Maturity where the Percentage Change is positive and the Payment at Maturity equals the Maximum Redemption Amount.

Percentage Change: 40%

Payment at Maturity: $1,000 + ($1,000 x 40% x 130%) = $1,000 + $520.00 = $1,520.00 however, the Maximum Payment Amount is $1,395.00, and the Payment at Maturity would be $1,395.00.

On a $1,000 investment, a 40% Percentage Change results in a Payment at Maturity equal to the Maximum Redemption Amount, a 39.50% return on the Securities, because that amount is the lesser of the Maximum Redemption amount and $1,520.00.

In addition to limiting your return on the Securities, the Maximum Redemption Amount limits the positive effect of the Leverage Factor. If the Final Level is greater than the Initial Level, you will participate in the performance of the Reference Asset at a rate of 130% up to a certain point. However, the effect of the Leverage Factor will be progressively reduced for Final Levels that are greater than 139.50% of the Initial Level (assuming a Maximum Redemption Amount of 139.50% or $1,395.00 per Security, the midpoint of the specified range for the Maximum Redemption Amount) since your return on the Securities for any Final Level greater than approximately 139.50% of the Initial Level will be limited to the Maximum Redemption Amount.

Example 3—   Calculation of the Payment at Maturity where the Percentage Change is negative (but greater than or equal to -15%).

Percentage Change: -13%

Payment at Maturity: At maturity, if the Percentage Change is negative BUT greater than or equal to -15%, then the Payment at Maturity will equal the Principal Amount.

On a $1,000 investment, a -13% Percentage Change results in a Payment at Maturity of $1,000.00, a 0.00% return on the Securities.

Example 4—   Calculation of the Payment at Maturity where the Percentage Change is less than -15%.

Percentage Change: -35%

Payment at Maturity: $1,000 + [$1,000 x (-35% + 15%)] = $1,000 - $200 = $800.00

On a $1,000 investment, a -35% Percentage Change results in a Payment at Maturity of $800.00, a -20.00% return on the Securities.

TD SECURITIES (USA) LLC   WELLS FARGO SECURITIES, LLC

The following table and graph show the return profile for the Securities at the Maturity Date, assuming that the investor purchased the Securities on the Pricing Date and held the Securities until the Maturity Date. The returns illustrated in the following table are not estimates or forecasts of the Percentage Change or the return on the Securities. Neither TD nor either Agent is predicting or guaranteeing any gain or particular return on the Securities.

Hypothetical Final Level	Hypothetical Percentage Change	Hypothetical Payment at Maturity ($)	Hypothetical Return on Securities[2] (%)
2,700.000	100.00%	$1,395.00	39.50%
2,362.500	75.00%	$1,395.00	39.50%
2,025.000	50.00%	$1,395.00	39.50%
1,890.000	40.00%	$1,395.00	39.50%
1,760.130	30.38%	$1,395.00	39.50%
1,755.000	30.00%	$1,390.00	39.00%
1,620.000	20.00%	$1,260.00	26.00%
1,485.000	10.00%	$1,130.00	13.00%
1,417.500	5.00%	$1,065.00	6.50%
1,383.750	2.50%	$1,032.50	3.25%
1,350.000[1]	0.00%	$1,000.00	0.00%
1,282.500	-5.00%	$1,000.00	0.00%
1,215.000	-10.00%	$1,000.00	0.00%
1,147.500	-15.00%	$1,000.00	0.00%
1,080.000	-20.00%	$950.00	-5.00%
945.000	-30.00%	$850.00	-15.00%
810.000	-40.00%	$750.00	-25.00%
675.000	-50.00%	$650.00	-35.00%
337.500	-75.00%	$400.00	-60.00%
0.000	-100.00%	$150.00	-85.00%

[1] This is the hypothetical Initial Level; the actual Initial Level will be set on the Pricing Date.

[2] The "return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the difference between the Payment at Maturity per Security and the Principal Amount.

* These calculations are hypothetical and should not be taken as an indication of the future performance of the Reference Asset as measured from the actual Pricing Date. We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your initial investment.



* The graph above represents a hypothetical payout profile for the Securities. The 45 degree dotted line represents the hypothetical Percentage Change of the Reference Asset and the solid line represents the hypothetical return on the Securities for a given Percentage Change in the Reference Asset.

Determining the Payment at Maturity

On the Maturity Date, you will receive a cash payment per Security (the Payment at Maturity) calculated as follows:



Is the Percentage Change positive?

Yes → You will receive per Security an amount equal to the lesser of:

- Principal Amount + (Principal Amount x Percentage Change x Leverage Factor)

- The Maximum Redemption Amount.

No ↓

Is the Percentage change less than or equal to 0% but not by more than the Buffer Percentage?

Yes → You will receive per Security: $1,000

No ↓

You will receive per Security:

Principal Amount + [Principal Amount x (Percentage Change + Buffer Percentage)]

In this case, you will receive less, and possibly 85% less, than the principal amount per Security.

Information Regarding the Reference Asset

All disclosures contained in this pricing supplement regarding the Reference Asset, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, the Frank Russell Company ("Russell"). Russell, which owns the copyright and all other rights to the Reference Asset, has no obligation to continue to publish, and may discontinue publication of, the Reference Asset. The consequences of Russell discontinuing publication of the Reference Asset are discussed in the section of the product prospectus supplement entitled "General Terms of the Notes— Unavailability of the Level of the Reference Asset." Neither we nor the Agents accept any responsibility for the calculation, maintenance or publication of the Reference Asset or any successor index.

Russell began dissemination of the Reference Asset (Bloomberg L.P. index symbol "RTY") on January 1, 1984 and calculates and publishes the Reference Asset. The Reference Asset was set to 135 as of the close of business on December 31, 1986. The Reference Asset is designed to track the performance of the small capitalization segment of the U.S. equity market. As a subset of the Russell 3000® Index, the Reference Asset consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index measures the performance of the largest 3,000 U.S. companies, representing approximately 98% of the investable U.S. equity market. The Reference Asset is determined, comprised, and calculated by Russell without regard to the Securities.

Selection of Stocks Underlying the Reference Asset

All companies eligible for inclusion in the Reference Asset must be classified as a U.S. company under Russell's country-assignment methodology. If a company is incorporated, has a stated headquarters location, and trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), then the company is assigned to its country of incorporation. If any of the three factors are not the same, Russell defines three Home Country Indicators ("HCIs"): country of incorporation, country of headquarters, and country of the most liquid exchange (as defined by a two-year average daily dollar trading volume) ("ADDTV"). Using the HCIs, Russell compares the primary location of the company's assets with the three HCIs. If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets. If there is insufficient information to determine the country in which the company's assets are primarily located, Russell will use the primary country from which the company's revenues are primarily derived for the comparison with the three HCIs in a similar manner. Russell uses the average of two years of assets or revenues data to reduce potential turnover. If conclusive country details cannot be derived from assets or revenues data, Russell will assign the company to the country of its headquarters, which is defined as the address of the company's principal executive offices, unless that country is a Benefit Driven Incorporation "BDI" country, in which case the company will be assigned to the country of its most liquid stock exchange. BDI countries include: Anguilla, Antigua and Barbuda, Aruba, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curacao, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten, and Turks and Caicos Islands. For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned.

All securities eligible for inclusion in the Reference Asset must trade on a major U.S. exchange. Bulletin board, pink-sheets, and over-the-counter ("OTC") traded securities are not eligible for inclusion. Stocks must trade at or above $1.00 on their primary exchange on the last trading day in May to be eligible for inclusion during annual reconstitution. However, in order to reduce unnecessary turnover, if an existing member's closing price is less than $1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00. Initial public offerings are added each quarter and must have a closing price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion. If a stock, new or existing, does not have a closing price at or above $1.00 (on its primary exchange) on the last trading day in May, but does have a closing price at or above $1.00 on another major U.S. exchange, that stock will be eligible for inclusion.

An important criteria used to determine the list of securities eligible for the Reference Asset is total market capitalization, which is defined as the market price as of the last trading day in May for those securities being considered at annual reconstitution times the total number of shares outstanding.   Where applicable, common stock, non-restricted exchangeable shares and partnership units/membership interests are used to determine market capitalization. Any other form of shares such as preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights, or trust receipts, are excluded from the calculation. If multiple share classes of common stock exist, they are combined. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately. If multiple share classes exist, Russell will determine a primary trading vehicle, and the price of that primary trading vehicle (usually the most liquid) is used to calculate market capitalization.

Companies with a total market capitalization of less than $30 million are not eligible for the RTY. Similarly, companies with only 5% or less of their shares available in the marketplace are not eligible for the RTY. Royalty trusts, limited liability companies, closed-end investment companies, blank check companies, special-purpose acquisition companies, and limited partnerships are also not eligible for inclusion in the Russell U.S. Indices. Business development companies, exchange traded funds and mutual funds are also excluded. Bulletin board, pink-sheets, and over-the-counter ("OTC") traded securities are not eligible for inclusion.

Annual reconstitution is a process by which the Reference Asset is completely rebuilt. Based on closing levels of the company's common stock on its primary exchange on the last trading day of May of each year, Russell reconstitutes the composition of the Reference Asset using the then existing market capitalizations of eligible companies. Reconstitution of the Reference Asset occurs on

TD SECURITIES (USA) LLC   WELLS FARGO SECURITIES, LLC

the last Friday in June or, when the last Friday in June is the 29th or 30th, reconstitution occurs on the prior Friday. In addition, Russell adds initial public offerings to the Reference Asset on a quarterly basis based on market capitalization guidelines established during the most recent reconstitution.

After membership is determined, a security's shares are adjusted to include only those shares available to the public. This is often referred to as "free float." The purpose of the adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.

License Agreement

The Reference Asset is a trademark of Russell and has been licensed for use by TD. The Securities are not sponsored, endorsed, sold or promoted by Russell and Russell makes no representation regarding the advisability of investing in the Securities.

Russell does not guarantee the accuracy and/or the completeness of the Reference Asset or any data included in the Reference Asset and has no liability for any errors, omissions, or interruptions in the Reference Asset. Russell makes no warranty, express or implied, as to results to be obtained by the calculation agent, holders of the Securities, or any other person or entity from the use of the Reference Asset or any data included in the Reference Asset in connection with the rights licensed under the license agreement described in this document or for any other use. Russell makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the Reference Asset or any data included in the Reference Asset. Without limiting any of the above information, in no event will Russell have any liability for any special, punitive, indirect or consequential damages, including lost profits, even if notified of the possibility of these damages.

The Securities are not sponsored, endorsed, sold or promoted by Russell. Russell makes no representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the Reference Asset to track general stock market performance or a segment of the same. Russell's publication of the Reference Asset in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the stocks upon which the Reference Asset is based. Russell's only relationship to TD is the licensing of certain trademarks and trade names of Russell and of the Reference Asset, which is determined, composed and calculated by Russell without regard to TD or the Securities. Russell is not responsible for and has not reviewed the Securities nor any associated literature or publications and Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Reference Asset. Russell has no obligation or liability in connection with the administration, marketing or trading of the Securities.

"Russell 2000®" and "Russell 3000®" are registered trademarks of Russell in the U.S. and other countries.

Historical Information

We obtained the information regarding the historical performance of the Reference Asset in the table below from Bloomberg Financial Markets and have not conducted any independent review or due diligence. The table below sets forth the quarterly high, low, and period-end Closing Levels of the Reference Asset for each quarter in the period from January 2, 2008 through February 6, 2017. On February 6, 2017, the Closing Level of the Reference asset was 1,366.660. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the market price of the Reference Asset on any Valuation Date (including the Final Valuation Date).

Quarter Ending	Quarter High	Quarter Low	Quarter Close	Quarter Ending	Quarter High	Quarter Low	Quarter Close
March 31, 2008	753.548	643.966	687.967	December 31, 2012	852.495	769.483	849.350
June 30, 2008	763.266	686.073	689.659	March 28, 2013	953.068	872.605	951.542
September 30, 2008	754.377	657.718	679.583	June 28, 2013	999.985	901.513	977.475
December 31, 2008	671.590	385.308	499.453	September 30, 2013	1,078.409	989.535	1,073.786
March 31, 2009	514.710	343.260	422.748	December 31, 2013	1,163.637	1,043.459	1,163.637
June 30, 2009	531.680	429.158	508.281	March 31, 2014	1,208.651	1,093.594	1,173.038
September 30, 2009	620.695	479.267	604.278	June 30, 2014	1,192.964	1,095.986	1,192.964
December 31, 2009	634.072	562.395	625.389	September 30, 2014	1,208.150	1,101.676	1,101.676
March 31, 2010	690.303	586.491	678.643	December 31, 2014	1,219.109	1,049.303	1,204.696
June 30, 2010	741.922	609.486	609.486	March 31, 2015	1,266.373	1,154.709	1,252.772
September 30, 2010	677.642	590.034	676.139	June 30, 2015	1,295.799	1,215.417	1,253.947
December 31, 2010	792.347	669.450	783.647	September 30, 2015	1,273.328	1,083.907	1,100.688
March 31, 2011	843.549	773.184	843.549	December 31, 2015	1,204.159	1,097.552	1,135.889
June 30, 2011	865.291	777.197	827.429	March 31, 2016	1,114.028	953.715	1,114.028
September 30, 2011	858.113	643.421	644.156	June 30, 2016	1,188.954	1,089.646	1,151.923
December 30, 2011	765.432	609.490	740.916	September 30, 2016	1,263.438	1,139.453	1,251.646
March 30, 2012	846.129	747.275	830.301	December 30, 2016	1,388.073	1,156.885	1,357.130
June 29, 2012	840.626	737.241	798.487	February 6, 2017	1,387.954	1,345.744	1,366.660
September 28, 2012	864.697	767.751	837.450				

The graph below sets forth the information relating to the historical performance of the Reference Asset. The dotted line represents a hypothetical Buffer Level of 1,161.661, which is equal to 85% of the closing level of the Reference Asset on February 6, 2017. The actual Buffer Level will be determined on the Pricing Date.



PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

TD SECURITIES (USA) LLC   WELLS FARGO SECURITIES, LLC

Supplemental Discussion of U.S. Federal Income Tax Consequences

General. The following is a general description of certain U.S. federal tax considerations relating to the Securities. Prospective purchasers of the Securities should consult their tax advisors as to the consequences under the tax laws of the country of which they are a resident for tax purposes and the tax laws of the U.S. of acquiring, holding and disposing of the Securities and receiving payments under the Securities. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date. This discussion replaces the U.S. federal income tax discussions in the product prospectus supplement and accompanying prospectus.

This discussion applies to you only if you are the original investor in the Securities and you hold your Securities as capital assets for U.S. federal income tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

a dealer in securities or currencies,

a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

a financial institution or a bank,

a regulated investment company or a real estate investment trust or a common trust fund,

a life insurance company,

a tax-exempt organization or an investor holding the Securities in a tax-advantaged account (such as an "Individual Retirement Account" or "Roth IRA"),

a person that owns Securities as part of a straddle or a hedging or conversion transaction, or who has entered into a "constructive sale" with respect to a Security for tax purposes, or

a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect as of the date of this pricing supplement. These laws are subject to change, possibly on a retroactive basis.

This discussion, other than the section entitled "Non-U.S. Holders" below, is applicable to you only if you are a U.S. holder. You are a U.S. holder if you are a beneficial owner of a Security and you are: (i) a citizen or resident of the U.S., (ii) a domestic corporation, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

An individual may, subject to certain exceptions, be deemed to be a resident of the U.S. by reason of being present in the U.S. for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year).

If a partnership holds the Securities, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Securities should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the Securities.

U.S. Tax Treatment. No statutory, judicial or administrative authority directly discusses how the Securities should be treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in the Securities are uncertain. Accordingly, we urge you to consult your tax advisor as to the tax consequences of your investment in the Securities (and of having agreed to the required tax treatment of your Securities described below) and as to the application of state, local or other tax laws to your investment in your Securities and the possible effects of changes in federal or other tax laws.

Pursuant to the terms of the Securities, TD and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize your Securities as pre-paid derivative contracts with respect to the Reference Asset. If your Securities are so treated, you should generally recognize gain or loss upon the sale, exchange, redemption or maturity of your Securities in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Securities. Such gain or loss should generally be long-term capital gain or loss if you have held your Securities for more than one year (otherwise such gain or loss should be short-term capital gain or loss). The deductibility of capital losses is subject to limitations.

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Securities in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Securities, it is possible that your Securities could alternatively be treated for tax purposes as a single contingent payment debt instrument, or pursuant to some other characterization, such that the timing and character of your income from the Securities could differ materially from the treatment described above.

Possible Change in Law. The Internal Revenue Service ("IRS") released a notice that may affect the taxation of holders of the Securities. According to Notice 2008-2, the IRS and the Treasury Department are actively considering whether a holder of an instrument such as the Securities should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Securities will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether non-U.S. holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special "constructive ownership rules" of Section 1260 of the Code should be applied to such instruments.

In 2007, legislation was introduced in Congress that, if it had been enacted, would have required holders of Securities purchased after the bill was enacted to accrue interest income over the term of the Securities despite the fact that there will be no interest payments over the term of the Securities. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your Securities.

Additionally, in 2013, the House Ways and Means Committee released in draft form certain proposed legislation relating to financial instruments. If enacted, the effect of this legislation generally would be to require instruments such as the Securities to be marked to market on an annual basis with all gains and losses to be treated as ordinary, subject to certain exceptions.

It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect Securities that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your Securities.

Medicare Tax on Net Investment Income. U.S. holders that are individuals or estates and certain trusts are subject to an additional 3.8% tax on all or a portion of their "net investment income," or "undistributed net investment income" in the case of an estate or trust, which may include any income or gain with respect to the Securities, to the extent of their net investment income or undistributed net investment income (as the case may be) that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return, or the dollar amount at which the highest tax bracket begins for an estate or trust (which, in 2017, is $12,500). The 3.8% Medicare tax is determined in a different manner than the regular income tax. U.S. holders should consult their advisors with respect to the 3.8% Medicare tax.

Specified Foreign Financial Assets. U.S. holders may be subject to reporting obligations with respect to their Securities if they do not hold their Securities in an account maintained by a financial institution and the aggregate value of their Securities and certain other "specified foreign financial assets" (applying certain attribution rules) exceeds $50,000. Significant penalties can apply if a U.S. holder is required to disclose its Securities and fails to do so.

Treasury Regulations Requiring Disclosure of Reportable Transactions. Treasury regulations require U.S. taxpayers to report certain transactions ("Reportable Transactions") on IRS Form 8886. An investment in the Securities or a sale of the Securities should generally not be treated as a Reportable Transaction under current law, but it is possible that future legislation, regulations or administrative rulings could cause your investment in the Securities or a sale of the Securities to be treated as a Reportable Transaction. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of Securities.

Backup Withholding and Information Reporting. The proceeds received from a sale, exchange, redemption or maturity of the Securities will be subject to information reporting unless you are an "exempt recipient" and may also be subject to backup withholding at the rate specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer number, if you are a U.S. holder) or meet certain other conditions.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

Non-U.S. Holders. This section applies only if you are a non-U.S. holder. For these purposes, you are a non-U.S. holder if you are the beneficial owner of the Securities and are, for U.S. federal income tax purposes:

a non-resident alien individual;

 a non-U.S. corporation; or

an estate or trust that, in either case, is not subject to U.S. federal income tax on a net income basis on income or gain from the Securities.

If you are a non-U.S. holder, you should generally not be subject to U.S. withholding tax with respect to payments on your Securities or to generally applicable information reporting and backup withholding requirements with respect to payments on your Securities if you comply with certain certification and identification requirements as to your non-U.S. status including providing us (and/or the applicable withholding agent) a properly executed and fully completed applicable IRS Form W-8. Subject to Section 897 of the Code, as discussed below, gain from the sale, exchange, redemption or maturity of the Securities generally will not be subject to U.S. tax unless such gain is effectively connected with a trade or business conducted by you in the U.S. or unless you are a non-resident alien individual and are present in the U.S. for 183 days or more during the taxable year of such sale, exchange, redemption or maturity and certain other conditions are satisfied.

Section 871(m). A 30% withholding tax (which may be reduced by an applicable income tax treaty) is imposed under Section 871(m) of the Code on certain "dividend equivalents" paid or deemed paid to a non-U.S. holder with respect to a "specified equity-linked instrument" that references one or more dividend-paying U.S. equity securities or indices containing U.S. equity securities. The withholding tax can apply even if the instrument does not provide for payments that reference dividends. Treasury regulations provide

TD SECURITIES (USA) LLC WELLS FARGO SECURITIES, LLC

that the withholding tax applies to all dividend equivalents paid or deemed paid on specified equity-linked instruments that have a delta of one ("delta one specified equity-linked instruments") issued after 2016 and to all dividend equivalents paid or deemed paid on all other specified equity-linked instruments issued after 2017.

Based on our determination that the Securities are not "delta-one" with respect to the Reference Asset or any U.S. Reference Asset Constituent our counsel is of the opinion that the Securities should not be delta one specified equity-linked instruments and thus should not be subject to withholding on dividend equivalents. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Furthermore, the application of Section 871(m) of the Code will depend on our determinations made upon issuance of the Securities. If withholding is required, we will not make payments of any additional amounts.

Nevertheless, after issuance, it is possible that your Securities could be deemed to be reissued for tax purposes upon the occurrence of certain events affecting the Reference Asset or the Reference Asset Constituents or your Securities, and following such occurrence your Securities could be treated as delta one specified equity-linked instruments that are subject to withholding on dividend equivalents. It is also possible that withholding tax or other tax under Section 871(m) of the Code could apply to the Securities under these rules if a non-U.S. holder enters, or has entered, into certain other transactions in respect of the Reference Asset or the Reference Asset Constituents or the Securities. A non-U.S. holder that enters, or has entered, into other transactions in respect of the Reference Asset or the Reference Asset Constituents or the Securities should consult its tax advisor regarding the application of Section 871(m) of the Code to its Securities in the context of its other transactions.

Because of the uncertainty regarding the application of the 30% withholding tax on dividend equivalents to the Securities, you are urged to consult your tax advisor regarding the potential application of Section 871(m) of the Code and the 30% withholding tax to an investment in the Securities.

Section 897. We will not attempt to ascertain whether the issuer of any Reference Asset Constituent would be treated as a United States real property holding corporation (a "USRPHC"), within the meaning of Section 897 of the Code. We also have not attempted to determine whether the Securities should be treated as "United States real property interests," as defined in Section 897 of the Code. If any such entity and the Securities were so treated, certain adverse U.S. federal income tax consequences could possibly apply, including subjecting any gain to a non-U.S. holder in respect of a Security upon a sale, exchange, redemption or maturity of the Security to U.S. federal income tax on a net basis, and the proceeds from such a taxable disposition to a 15% withholding tax. Non-U.S. holders should consult their tax advisors regarding the potential treatment of the issuer of a Reference Asset Constituent as a USRPHC and the Securities as United States real property interests.

As discussed above, alternative characterizations of the Securities for U.S. federal income tax purposes are possible. Should an alternative characterization of the Securities cause payments with respect to the Securities to become subject to withholding tax, we (or the applicable withholding agent) will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts.

Both U.S. and non-U.S. holders should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Securities, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction (including that of the Bank).

Supplemental Plan of Distribution (Conflicts of Interest) - Selling Restrictions

We have appointed TDS, an affiliate of TD, and Wells Fargo Securities, as the agents for the sale of the Securities. Pursuant to the terms of a distribution agreement, the Agents will purchase the Securities from TD at the public offering price less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, including WFA, or will offer the Securities directly to investors. The Agents may resell the Securities to other registered broker-dealers at the public offering price less a concession not in excess of $22.50 (2.25%) per Security. In addition to the concession allowed to WFA, Wells Fargo Securities will pay $0.75 (0.075%) per Security of the agent's discount to WFA as a distribution expense fee for each Security sold by WFA. The Agents or other registered broker-dealers will offer the Securities at the public offering price set forth on the cover page of this pricing supplement. Certain dealers who purchase the Securities for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The price for investors purchasing the Securities in these accounts may be as low as $960.00 (96.00%) per Security. TD will reimburse TDS for certain expenses in connection with its role in the offer and sale of the Securities, and TD will pay TDS a fee in connection with its role in the offer and sale of the Securities.

We expect that delivery of the Securities will be made against payment for the Securities on or about March 2, 2017, which is the third (3rd) Business Day following the Pricing Date (this settlement cycle being referred to as "T+3"). See "Plan of Distribution" in the prospectus.

Conflicts of Interest. TDS is an affiliate of TD and, as such, has a "conflict of interest" in this offering within the meaning of Financial Industry Regulatory Authority, Inc. ("FINRA") Rule 5121. In addition, TD will receive the net proceeds from the initial public offering of the Securities, thus creating an additional conflict of interest within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of FINRA Rule 5121. TDS is not permitted to sell Securities in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

We may use this pricing supplement in the initial sale of the Securities. In addition, TDS or another of our affiliates may use this pricing supplement in a market-making transaction in the Securities after their initial sale. ***If a purchaser buys the Securities from us or TDS or another of our affiliates, this pricing supplement is being used in a market-making transaction unless we or TDS or another of our affiliates informs such purchaser otherwise in the confirmation of sale.***

Selling Restrictions

*Argentina***.** The Toronto-Dominion Bank U.S. Medium-Term Notes program and the related offer of securities and the sale of securities under the terms and conditions provided herein does not constitute a public offering in Argentina. Consequently, no public offering approval has been requested or granted by the Comisión Nacional de Valores, nor has any listing authorization of the securities been requested on any stock market in Argentina.

Brazil. The securities may not be offered or sold to the public in Brazil. Accordingly, this pricing supplement and the accompanying prospectus supplement and prospectus have not been submitted to the Comissão de Valores Mobiliáros for approval. Documents relating to this offering may not be supplied to the public as a public offering in Brazil or be used in connection with any offer for subscription or sale to the public in Brazil.

Chile. The securities have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile. No offer, sales or deliveries of the securities, or distribution of this pricing supplement or the accompanying prospectus supplement and prospectus, may be made in or from Chile except in circumstances that will result in compliance with any applicable Chilean laws and regulations.

Mexico. The securities have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico. This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

Paraguay. This is a private and personal offering. The securities offered have not been approved by or registered with the National Securities Commission (Comisión Nacional de Valores) and are not part of a public offering as defined by the Paraguayan Securities Law. The information contained herein is for informational and marketing purposes only and should not be taken as an investment advice.

Taiwan. The securities may be made available outside Taiwan for purchase by Taiwan residents outside Taiwan but may not be offered or sold in Taiwan.

TD SECURITIES (USA) LLC   WELLS FARGO SECURITIES, LLC

Additional Information Regarding Our Estimated Value of the Securities

The final terms for the Securities will be determined on the date the Securities are initially priced for sale to the public, which we refer to as the Pricing Date, based on prevailing market conditions on the Pricing Date, and will be communicated to investors in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may differ from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Pricing Date is based on our internal funding rates. As a result of this difference, the estimated value may be higher than it would have been if it were calculated by reference to the levels at which our benchmark debt securities trade in the secondary market, since it is not based on those levels.

Our estimated value of the Securities on the Pricing Date is expected to be less than the public offering price of the Securities. The difference between the public offering price of the Securities and our estimated value of the Securities is expected to result from several factors, including any sales commissions expected to be paid to TDS or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring and hedging the Securities, the estimated cost which we may incur in hedging our obligations under the Securities, and estimated development and other costs which we may incur in connection with the Securities.

Our estimated value on the Pricing Date is not a prediction of the price at which the Securities may trade in the secondary market, nor will it be the price at which the Agents may buy or sell the Securities in the secondary market. Subject to normal market and funding conditions, the Agents or another affiliate of ours intends to offer to purchase the Securities in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which the Agents may initially buy or sell the Securities in the secondary market, if any, may exceed our estimated value on the Pricing Date for a temporary period expected to be approximately six months after the Issue Date because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Securities and other costs in connection with the Securities which we will no longer expect to incur over the term of the Securities. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Securities and any agreement we may have with the distributors of the Securities. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Securities based on changes in market conditions and other factors that cannot be predicted. **We urge you to read the "Additional Risk Factors" beginning on page P-6 of this pricing supplement.**